SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

February 9, 2012

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp.
Amendment No. 2 to Registration Statement on Form S-4, filed January 23, 2012,
File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated February 3, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-4, filed on January 23, 2012. Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed today by electronic submission. The Companies’ Registration Statement on Form S-4, File No. 333-177328, as amended as of the date of this letter, is referred to herein as the “Registration Statement.” We have included with this letter a marked copy of Amendment No. 3 for your convenience.

General

1.	We note your response to comment 1 in our letter dated January 9, 2012. Please include Tandy language in your next response letter that does not include references to an amendment.

We have included the revised Tandy language in the concluding paragraphs to this letter.

Ms. Pamela Long

Securities and Exchange Commission

February 9, 2012

Note 15. Income Taxes, page F-70

2.	We note your response to comment 13 in our letter dated January 9, 2012. However, given that potential amounts you may be required to pay as a result of the CCM matter represent a contingency, we continue to believe that these amounts should be disclosed and discussed in your footnotes.

We have revised the disclosure in Note 14 on page F-27 and Note 15 on page F-72 of Amendment No. 3 to include the potential amounts we may be required to pay as a result of the CCM matter.

Note 20. Segment Information, page F-76

3.	We have reviewed your response to comment 15 in our letter dated January 9, 2012, including your CODM reports. Given that your CODM is provided discrete financial information by community it appears that your operating segments exist at a lower level than the states in which the communities are located and any aggregation of operating segments into reportable segments should begin at this lower level. Please reconsider your conclusions regarding the definition of your operating and reporting segments and provide us with an updated discussion of your analysis. Please note that this should be done for all of your current reportable segments. In addition, we note your consideration of house gross margin in your analysis of economic characteristics. Given that this measure excludes items such as inventory impairment charges, which reflect the actual results of your communities, please also tell us what consideration you have given to other economic characteristics such as average selling price and GAAP gross profit.

We believe each of our 78 active selling communities represents an operating segment. Decisions and resource allocations are made for each operating segment by the chief operating decision maker (“CODM”) in conjunction with an intervening level of management functioning as presidents of our homebuilding operations or brands, primarily in geographical areas comprised of operating segments. These presidents report to the CODM and exist for local knowledge and expertise, operating decisions, personnel matters and to implement the directives of the CODM.

Recognizing the practical limits to the number of reportable segments that would be useful to readers of our financial statements, while attempting to provide information about the economic environments and characteristics where we operate, we have geographically aggregated our operating segments into three reportable segments, California South, California North and Mountain West/Other. In aggregating our operating segments geographically, we attempted to preserve as much as possible our organizational structure and to best align it with reporting our results of operations.

Because we operate a single business activity that is so tied to geography and is managed on that basis, these reportable segments best represent our different economic environments.

Ms. Pamela Long

Securities and Exchange Commission

February 9, 2012

Following our discussion with John Cash on February 3, 2012, we evaluated and analyzed each operating segment, historically and prospectively, to identify which has similar economic characteristics, including average selling price and GAAP gross profit. We also evaluated certain non-economic characteristics of each operating segment, including regulatory environments and land acquisition results, to determine whether there are similarities that would justify a different aggregation of operating segments for financial reporting purposes. In both cases, we determined there was no other basis for aggregation that would be more useful to the readers of our financial statements than geographic aggregation. Our findings are summarized as follows.

Average Selling Price

In your February 3, 2012 comment letter, you requested we describe what consideration was given to average selling price in establishing our current geographic aggregation of operating segments into reportable segments. We design, construct and sell single family attached and detached homes that appeal to first-time, move-up and active adult homebuyers. Because we service such a broad customer base, our products range from entry level to luxury and have average selling prices currently ranging from $129,000 to $1,138,000. Though average selling prices are relatively consistent within each operating segment, within any geographic region we have operating segments targeting a wide range of customers and therefore offering products with a wide range of average selling prices. Similar variances in home sales volume exist across operating segments.

As a result, using average selling price as the primary basis for aggregating operating segments would produce either an impractically large number of reportable segments or reportable segments that are based on product lines and completely disregard geography. Furthermore, if average selling price were used in combination with geography or another economic characteristic such as GAAP gross profit, the resulting reportable segments would dilute average selling price similarities to the point that the new aggregation would be no more useful to the readers of our financial statements than geographic aggregation. Accordingly, we have not used average selling price as a significant factor in segment aggregation.

GAAP Gross Profit

In your February 3, 2012 comment letter, you requested we describe what consideration was given to GAAP gross profit in establishing our geographic aggregation of operating segments into reportable segments. Our counsel has provided under separate cover, a paper copy of Appendix A to this letter (“Appendix A”), which presents the GAAP gross profit for each operating segment, historically and prospectively. We hereby respectfully request confidential treatment for this material pursuant to Rule 83 of the Commission’s Rules of Practice. Pursuant to Rule 418 of the Securities Act, we have also requested this information be returned to the Companies promptly after the Staff’s review thereof.

As illustrated in Appendix A, based on actual results for 2009-2011 and projections for 2012-2016, the respective GAAP gross profits of our operating segments varied significantly within and across the geographic regions where we operate. This variability is due to many factors impacting our results of operations to varying degrees in each operating segment including impairments, inventory dispositions, warranty costs and bulk land sales. As a result, and as explained in our letter to you dated January 23, 2012 (Item 15), we believe house gross profit (as opposed to GAAP gross profit), which excludes these distortions, is a more appropriate economic characteristic to evaluate operating segments for segment aggregation. We therefore believe a new aggregation of operating segments based on GAAP gross profit rather than house gross profit would not produce a reportable segment presentation that is more useful to the readers of our financial statements than geographic aggregation. Accordingly, we have not used GAAP gross profit as a significant factor in segment aggregation.

Ms. Pamela Long

Securities and Exchange Commission

February 9, 2012

Regulatory Environment

Each operating segment is confronted with numerous regulatory requirements and challenges, some unique, many similar and all time consuming, but none so significant to separately influence segment aggregation or warrant segmentation. The regulatory environment is comprised of, but not limited to, design and building guidelines, water availability and quality, endangered species, affordable housing, pollution, flood control, traffic and new school development. Other than a generally easier entitlement approval process in our Mountain West/Other operating segments as compared to our California operating segments, there are no similarities across regulatory environments affecting our operating segments that would produce a reportable segment presentation more useful to the readers of our financial statements than geographic aggregation.

Land Acquisition

Land acquisition is a very diverse part of our business since it is based on criteria unique to the respective operating segment including location, availability, entitlements, price, competition, consumer demand and projected results with IRR’s ranging from 15% to 30% depending on the risk profile. Accordingly, projections and actual results will vary. In addition, land is acquired in various stages of completion, from raw land to finished lots, and varies by operating segment and within each reportable segment. It is therefore impractical to aggregate operating segments by land acquisition strategy or results in a manner more useful to the readers of our financial statements than geographic aggregation.

Mountain West/Other (MWO) Reportable Segment

Regarding aggregation of the Mountain West/Other (MWO) reportable segment, our operating segments in Arizona and Colorado, the core of the MWO reportable segment, have a similar economic characteristic in house gross profit. Our counsel has provided under separate cover, a paper copy of Appendix B to this letter (“Appendix B”), which presents the average house gross profit for our Arizona and Colorado operating segments, historically and prospectively. We hereby respectfully request confidential treatment for this material pursuant to Rule 83 of the Commission’s Rules of Practice. Pursuant to Rule 418 of the Securities Act,

Ms. Pamela Long

Securities and Exchange Commission

February 9, 2012

we have also requested this information be returned to the Companies promptly after the Staff’s review thereof.

Furthermore, other similarities across our operations in Arizona and Colorado include:

•	typically easier entitlement processes than our California operating segments;
•	less expensive raw land than California; and
•	roughly similar price environments for entry level product.

Historically, from 2009 through September 30, 2011, Arizona and Colorado encompassed most of the revenue and inventory of the MWO reportable segment which, over that time, approximated 40% of the consolidated total, respectively.

The inclusion of our single Washington operating segment in the MWO reportable segment is supported by its northwest proximity, immateriality to our historical consolidated revenue and inventory (5% and 3%, respectively), and structural and operational similarity to our master planned communities in Arizona and Colorado.

Our Florida and Nevada operating segments are included in the MWO reportable segment and represent our newest markets. Our Nevada operating segment belongs in the MWO reportable segment due to its geographic and operating similarities with our core MWO operating segments in Arizona and Colorado. The results of our single Florida operating segment, which is in the “Other” designation in the MWO reportable segment, are not material to our consolidated results or to the MWO reportable segment. As a result, we believe at this time presenting the results of our Florida and Nevada operating segments separately from the MWO reportable segment will provide no meaningful additional information and no further benefit to the readers of our financial statements. Accordingly, we intend to continue to include our Florida and Nevada operating segments in the MWO reportable segment.

Conclusion

As discussed above, because of the economic and qualitative diversity of our operating segments, using other criteria such as average selling price or GAAP gross profit as the primary factor in selecting operating segments for aggregation would either produce an impractically large number of reportable segments or reportable segments that completely disregard geography. This result would not make our financial statements more useful. In fact, it would make our reportable segments unique amongst homebuilders and severely undermine the comparability of our financial statements. We therefore believe aggregation of our operating segments into three reportable segments, California South, California North and Mountain West/Other, is appropriate and best reflects our homebuilding business activities and the different economic environments where we operate which, in turn, helps readers of our financial statements better understand our operating performance, better assess our prospects for future cash flows and make more informed judgments about our company in comparison to other homebuilders.

Ms. Pamela Long

Securities and Exchange Commission

February 9, 2012

****

The Companies hereby acknowledge that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-4 effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•     the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (720) 590-7137 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Roberto F. Selva
Roberto F. Selva Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP